

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 6, 2009

Mr. Robert Howe
President and Chief Executive Officer
eTelcharge.com
124 Loftin Street, Suite 600
Cedar Hill, Texas 75104

> **Re: eTelcharge.com**
> **Item 4.01 Form 8-K**
> **Filed March 30, 2009**
> **File No. 0-30479**

Dear Mr. Howe:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant